Exhibit 7.1
Santander UK plc
Computation of Ratio of Earnings to Fixed Charges
Calculated in accordance with IFRS
Excluding interest on retail deposits

	Year ended December 31
	2009	2008	2007	2006	2005
	£m	£m	£m	£m	£m

Profit on continuing operations before tax	1,690	1,094	864	428	362

Fixed charges: interest expense (B) (1)	1,650	2,988	2,639	1,896	1,688

Earnings before taxes and fixed charges (A)	3,340	4,082	3,503	2,324	2,050

Ratio of earnings to fixed charges (A/B)	202.42	136.61	132.74	122.57	121.45
Including interest on retail deposits

	Year ended December 31
	2009	2008	2007	2006	2005
	£m	£m	£m	£m	£m

Profit on continuing operations before tax	1,690	1,094	864	428	362

Fixed charges: interest expense (B) (1)	3,906	6,143	5,544	4,414	4,250

Earnings before taxes and fixed charges (A)	5,596	7,237	6,408	4,842	4,612

Ratio of earnings to fixed charges (A/B)	143.27	117.81	115.58	109.70	108.52
Note:

(1)	Includes the amortisation of discounts and premiums on debt securities in issue.